1555 Palm Beach Lakes Boulevard, Suite 310 West Palm Beach, FL 33401-2327 Tel: (561) 478-7077 Fax: (561) 659-0701 www.harriscramer.com

January 14, 2010

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3720

Washington, D. C.  20549

Attention:  Scott Hodgdon,

Staff Attorney

Re:

Money4Gold Holdings, Inc. / PRE 14C Amendment No.1

Dear Mr. Hodgdon

This letter references our conversation held Thursday, January 14, 2010, regarding your oral comments to the PRE 14C Amendment No.1 filed by Money4Gold Holdings, Inc. on January 12, 2010 (the “Information Statement”).  We have determined that under state law fractional shares cannot be rounded down.  The following section beginning on page 1, which will replace the same section as filed in the Information Statement, contains proposed language to be added to the definitive Information Statement, which reflects your comments:

Purpose and Effect of the Reverse Split

Upon effectiveness of the Reverse Split, shareholders will receive one share of common stock for every four, six or eight shares held, the actual amount of which and timing will be determined by the Company’s management as described above.  In lieu of fractional shares, the Company will pay shareholders the fair market value of the fractional shares in cash.  The Reverse Split will reduce the number of shares of common stock outstanding, which the Company believes will increase the share price and therefore be more attractive to institutional investors and place the Company in a better position to meet the listing requirements of a national securities exchange. Since the number of shares of common stock outstanding would be reduced while the amount of shares authorized to be issued by the Company is remaining unchanged, there will be additional shares available to be issued by the Company in the event the Reverse Split occurs. The additional shares may be issued by the Board without shareholder approval for various purposes including: raising capital, providing equity incentives to employees, officers, directors or consultants, establishing strategic relationships with other companies, expanding our business or product lines through the acquisition of other businesses or products and other corporate purposes. We could also use the additional shares of common stock to oppose a hostile takeover attempt or delay or prevent changes of control (whether by merger, tender offer, proxy contest or assumption of control by a holder of a large block of our securities) or changes in or removal of our management. For example, without further shareholder approval, the Board could strategically sell shares in a private transaction to purchasers who would oppose a takeover or favor the current Board, including a transaction in which the shareholders might otherwise receive a premium for their shares over then current market prices. If such opportunities arise in the future, significant amounts of capital stock may be issued by our Board without further authorization by our shareholders. Such issuances would have a dilutive effect on our current shareholders.

Sincerely yours,

/s/ Ben S. Brauser

Ben S. Brauser